News Release

Sun Life Financial

Sun Life Financial Provides Supplementary IFRS Disclosure

TORONTO (April 26, 2011) – Sun Life Financial Inc.[1] (TSX/NYSE: SLF) today released its supplementary financial information package containing its quarterly financial results for 2010 prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company adopted IFRS on January 1, 2011 and will prepare its financial statements in accordance with IFRS beginning in the first quarter of 2011. The results for 2010 under IFRS are unaudited.

The release of our 2010 IFRS supplementary financial information package, in addition to our prior disclosure on IFRS related impacts, gives a comprehensive view of the key impacts related to our adoption of IFRS. We have highlighted operating net income[2] as a key metric in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. The following table provides a summary of the significant differences between Canadian generally accepted accounting principles ("Canadian GAAP") and IFRS as it pertains to our operating net income in 2010[3].

			2010		
($ millions, after tax)	**Q4**	**Q3**	**Q2**	**Q1**	**Year**
Reported net income – IFRS	504	416	72	414	1,406
Items excluded from operating net income under IFRS:					
Impact of certain hedges that do not qualify for hedge accounting	43	37	(71)	1	10
Fair value adjustments on share-based payment awards at MFS	(24)	(24)	(12)	(21)	(81)
Operating net income – IFRS	485	403	155	434	1,477
Operating net income – Canadian GAAP	508	453	213	409	1,583
	(23)	**(50)**	**(58)**	**25**	**(106)**
Additional differences under IFRS[†]					
Measurement of investment contracts and the supporting assets	10	(27)	(32)	28	(21)
Investment property measurement differences	(4)	(8)	(5)	(1)	(18)
Recognition of foreign exchange on the sale of life reinsurance operations	(33)	-	-	-	(33)
Other	4	(15)	(21)	(2)	(34)
	(23)	**(50)**	**(58)**	**25**	**(106)**

[†] Additional differences under IFRS illustrate the difference between operating net income on an IFRS basis and Canadian GAAP. These amounts are not adjusted for in operating net income.

Our past practice has been to use operating net income to exclude certain financial impacts which may be non-recurring in nature. Beginning in the first quarter of 2011, we will report operating net income, which will adjust for certain items that may be recurring in nature. Operating net income will exclude the impact of certain hedging relationships that do not qualify for hedge accounting in SLF Canada under IFRS and the impact of fair value adjustments on share-based payment awards at MFS Investment Management ("MFS"). We believe that

[1] Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "we", "our" and "us".

[2] Operating net income excludes: (i) the impact of certain hedges that do not qualify for hedge accounting in SLF Canada; (ii) fair value adjustments on share-based payment awards at MFS; and (iii) other items that are not operational or ongoing in nature. Operating net income and other financial information based on operating net income, such as operating earnings per share and operating return on equity, are non-IFRS financial measures.

[3] Our supplementary financial information package for 2010 prepared in accordance with IFRS, as well as additional information on our transition to IFRS contained in our 2010 Annual Report, can be found on our website at www.sunlife.com/investors.

excluding these items from our reported results provides information that is useful to investors in understanding our performance and facilitates the comparison of the results of our ongoing operations.

Items Excluded from Operating Net Income under IFRS
Impact of certain hedges that do not qualify for hedge accounting
Certain hedging relationships accounted for using hedge accounting under Canadian GAAP do not qualify for hedge accounting under IFRS. Specifically, we use cross currency swaps to hedge the foreign currency exposure related to a portion of SLF Canada's surplus assets denominated in U.S. dollars. Under IFRS, these hedging relationships do not qualify for hedge accounting. Inconsistent movement between Canadian and U.S. swap curves will result in income volatility in a given quarter. However, over the longer-term, to the extent the hedged assets are held to maturity, we expect that the hedges will be effective, and that the quarterly net income impacts will offset each other. As such, we have excluded this potential volatility from our operating net income.

Fair value adjustments on share-based payment awards at MFS
Under IFRS, share-based payment awards issued by MFS that are based on its own shares are required to be accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased by MFS. MFS's compensation expense will vary under IFRS with the change in fair value, if any, of the share-based awards and underlying MFS shares. The adjustment to operating net income for MFS share-based compensation aligns the accounting treatment for these awards with other share-based compensation plans at Sun Life Financial, which are treated as equity settled awards. Furthermore, this adjustment will enhance the comparability of MFS's results with other publicly traded asset managers in the United States.

Additional information on the impact of both hedge accounting and share-based compensation under IFRS can be found in management's discussion and analysis for the year ended December 31, 2010, under the heading "Changes in Accounting Policies".

Additional Differences under IFRS
Measurement of investment contracts and the supporting assets
A significant component of our general fund investment contract balance under IFRS at the Transition Date of January 1, 2010 relates to the following series of medium-term notes ("MTNs"):

MTN Series	Maturity	Status as at December 31, 2010	Amount (US$ millions)
Series 1	July 6, 2010	Redeemed	900
Series 2	July 6, 2011	Outstanding	900
Series 3	October 6, 2013	Outstanding	900

Under IFRS, these liabilities are classified as investment contracts and are no longer valued using the Canadian Asset Liability Method. Instead, both the liabilities and the supporting assets on these contracts are fair valued independently, with the difference between the asset and liability movement reflected in net income. Until the MTNs mature in 2013, we will experience some quarterly earnings volatility as the fair value of the assets and the fair value of the liabilities in a particular reporting period may not fully offset.

Investment property measurement differences
Under IFRS, properties held predominantly to earn rental income or capital appreciation are classified as investment property and can be measured using either the fair value or cost model. We have chosen to measure these properties using the fair value model at each reporting period with the change reported in income. Realized gains or losses are recorded in income at the time of sale. Previously under Canadian GAAP, real estate (which included both investment and own use properties) was measured using the moving average market method where the carrying value was adjusted towards fair value at 3% of the difference each quarter. Similarly, any realized gains or losses were deferred and amortized into income at the rate of 3% of the unamortized balance each quarter.

<u>Recognition of foreign exchange on the sale of life reinsurance operations</u>
On December 31, 2010 we completed the sale of our life reinsurance business, the operations of which were conducted primarily in the United States. IFRS requires the recognition of currency translation differences in net income on the disposition of a foreign operation. Canadian GAAP required currency translation differences to be recognized in income upon the repatriation of capital or dividends, which did not occur prior to December 31, 2010.

<u>Other</u>
There are a number of other differences between Canadian GAAP and IFRS. These include the net effects of consolidating special purpose entities, cost less depreciation accounting for real estate classified as owner occupied properties under IFRS compared with move-to-market under Canadian GAAP, accounting for non-controlling interests, and changes to pension expense recognition.

In addition, the method of valuation of insurance contracts under Canadian GAAP satisfies the IFRS requirements until the adoption of a comprehensive new standard on insurance contracts, which is expected to be applicable no earlier than 2013. Under Canadian accepted actuarial practice, the value of the insurance contract liabilities is determined by reference to the carrying value of the assets supporting those liabilities. As a result, for assets supporting insurance contracts, the impact to net income from asset measurement differences between Canadian GAAP and IFRS is significantly offset by the corresponding change in insurance contract liabilities.

Impact on Regulatory Capital
Sun Life Assurance, the Company's principal operating subsidiary in Canada, is subject to the Minimum Continuing Capital and Surplus Requirements ("MCCSR") capital rules of the Office of the Superintendent of Financial Institutions Canada ("OSFI"). Under OSFI's IFRS transition guidance, companies can elect to phase in the impact of the conversion to IFRS on adjusted Tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance has made this election and will be phasing in a reduction of approximately $300 million to its adjusted Tier 1 capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans. The initial impact of the conversion to IFRS in the first quarter of 2011 is expected to be insignificant, and over the two year period MCCSR ratio is expected to decrease by approximately 5% as a result of the conversion to IFRS.

Use of Non-IFRS Financial Measures
Management evaluates the Company's performance on the basis of financial measures prepared in accordance with IFRS and certain non-IFRS financial measures. Management believes that these non-IFRS financial measures provide information useful to investors in understanding our performance and facilitate the comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results and Reports – Year-end Reports.

Management measures the Company's performance based on a number of measures including operating net income and financial measures based on operating net income, including operating earnings per share and operating return on equity. Operating net income excludes: (i) the impact of certain hedges that do not qualify for hedge accounting in SLF Canada under IFRS; (ii) fair value adjustments on share-based payment awards at MFS; and (iii) certain items that are not operational or ongoing in nature (for which there were none in 2010).

Forward-Looking Information

Certain information in this document, including information relating to Sun Life Financial's strategies and other statements that are predictive in nature, that depends upon or refers to future events or conditions that includes words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company's Annual Information Form for the year ended December 31, 2010 and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim management's discussion and analysis, and annual and interim consolidated financial statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, changes in legislation and regulations including capital requirements and tax laws; investment losses and defaults and changes to investment valuations; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; losses relating to real estate investments; the creditworthiness of guarantors and counterparties to derivatives; changes and volatility in interest rates and credit/swap spreads; other market risks including movement in credit spreads; risks relating to product design and pricing; market conditions that adversely affect the Company's capital position or its ability to raise capital; possible sustained economic downturn; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; downgrades in financial strength or credit ratings; the ability to attract and retain employees; risks relating to financial modelling errors; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; adverse mortality and morbidity experience; uncertainty in the rate of mortality improvement; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; the impact of higher-than-expected future expense cash flows; and the risks relating to the significant estimates and judgment in calculating taxes. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

First Quarter Results and Earnings Conference Call

We will release our financial results for the first quarter of 2011 after markets close on May 4, 2011. We will host a conference call on May 5, 2011 at 10:00 am to discuss our first quarter results and address questions on our transition to IFRS.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2010, the Sun Life Financial group of companies had total assets under management of $465 billion under IFRS. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars unless otherwise noted.

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Media Relations Contact: Investor Relations Contact:
Frank Switzer   **Phil Malek**
Vice-President, Corporate Communications   **Vice-President, Investor Relations**
Tel: 416-979-4086   **Tel: 416-979-4198**
frank.switzer@sunlife.com   investor.relations@sunlife.com